Exhibit 99.1

Xueda Education Group Reports First Quarter 2013 Financial Results

Company Beats First Quarter 2013 Guidance

First Quarter 2013 Net Revenue of $83.9 Million Increased by 25% Year-Over-Year

First Quarter 2013 Non-GAAP EPADS of $0.05 Increased by 150% Year-Over-Year

Expects Second Quarter 2013 EPADS Growth of 19% to 24% Year-Over-Year

BEIJING, May 16, 2013 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Quick View

•                  Total net revenue for the first quarter of 2013 increased by 24.9% year-over-year to $83.9 million from $67.2 million for the first quarter of 2012.

•                  Gross profit for the first quarter of 2013 increased by 41.2% year-over-year to $23.7 million from $16.8 million for the first quarter of 2012.

•                  Gross margin in the first quarter of 2013 increased by 330 basis points year-over-year to 28.3% from 25.0% in the first quarter of 2012.

•                  Net income attributable to Xueda Education Group for the first quarter of 2013 more than tripled to $2.0 million from $0.6 million for the first quarter of 2012.

•                  Diluted net income attributable to Xueda Education Group per American Depositary Share (“ADS”) was $0.03 for the first quarter of 2013, compared to $0.01 for the first quarter of 2012.

•                  Non-GAAP diluted net income1 attributable to Xueda Education Group per ADS, more than doubled to $0.05 for the first quarter of 2013, compared to $0.02 for the first quarter of 2012.

•                  Cash, cash equivalents and short-term investments as of March 31, 2013 increased to $238.1 million from $215.4 million (net of dividends payable) as of December 31, 2012.

•                  Course hours2 delivered per full-time instructor in the first quarter of 2013 increased by 5.2% year-over-year to 263 hours from 250 hours in the first quarter of 2012.

•                  Course hours delivered per square meter of learning centers in the first quarter of 2013 increased by 3.3% year-over-year to 9.5 hours from 9.2 hours in the first quarter of 2012.

•                  Total number of learning centers was 389 as of March 31, 2013, up from 383 learning centers as of December 31, 2012.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “I am delighted that our first quarter net revenue and earnings both exceeded our previously-provided guidance.  The noticeable year-over-year improvements in gross margin and key financial and operational metrics demonstrated successful execution of our focus-on-profit strategy.  At the same time, we believe the tutoring industry is progressing towards a healthier and more sustainable market environment, supported by the industry’s first-ever self-regulatory agreement. Consistent with the Ministry of Education’s guidance, Xueda is committed to providing personalized services that nurture a student’s holistic growth and effectively cater to each student’s unique background, interests, and learning preferences.”

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “I’m pleased that Xueda delivered strong financial results in the first quarter of 2013, as we expanded profit margins and improved course hours delivered per instructor and per square meter.  We continue to view profitability as our top priority, and we remain focused on optimizing our learning center expansion pace and improving key operating metrics.  With outstanding cash flows, I firmly believe Xueda’s personalized tutoring business model can effectively scale and deliver sustainable profits. In light of the strong year-over-year improvements across our key operating metrics, I am confident we can accomplish our operating goals and business outlook for 2013.”

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2 Definition of “course hour” in this press release refers to 60-minute of tutoring.

First Quarter 2013 Financial and Operating Results

Total Net Revenue

Total net revenue in the first quarter of 2013 increased by 24.9% year-over-year to $83.9 million, from $67.2 million in the first quarter of 2012.

•                  Total number of students served in the first quarter of 2013 increased by 13.5% year-over-year to 77,530 students from 68,336 students in the first quarter of 2012.

•                  Course hours delivered in the first quarter of 2013 increased by 10.5% year-over-year to 2.8 million hours from 2.5 million hours in the first quarter of 2012.

•                  Average hourly course fee in the first quarter of 2013 increased by 7.6% year-over-year to $29.7 from $27.6 in the first quarter of 2012.

Cost of Revenue

Cost of revenue in the first quarter of 2013 increased by 19.5% year-over-year to $60.2 million from $50.4 million in the first quarter of 2012. This increase was primarily due to an increase of $5.6 million in teaching staff cost and an increase of $2.2 million in rental cost and depreciation cost.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2013 increased by 41.2% year-over-year to $23.7 million from $16.8 million in the first quarter of 2012. Gross margin in the first quarter of 2013 was 28.3%, which improved from 25.0% in the first quarter of 2012. The 330 basis points improvement in gross margin was mainly attributable to enhanced efficiency of learning centers and teaching staff utilization.

•                  Teaching staff cost improved to 50.7% of total net revenue in the first quarter of 2013, from 55.0% in the first quarter of 2012.

•                  Rental improved to 11.9% of total net revenue in the first quarter of 2013, from 12.8% in the first quarter of 2012.

•                  Course hours delivered per full-time instructor in the first quarter of 2013 increased by 5.2% year-over-year to 263 hours from 250 hours in the first quarter of 2012.

•                  Course hours delivered per square meter of learning centers in the first quarter of 2013 increased by 3.3% year over year to 9.5 hours from 9.2 hours in the first quarter of 2012.

Operating Expenses

Total operating expenses increased to $22.0 million in the first quarter of 2013, compared to $17.4 million in the same period of 2012.  Total operating expenses accounted for 26.3% of total net revenue in the first quarter of 2013, compared to 25.9% a year ago.

General and administrative expenses of $13.4 million in the first quarter of 2013 slightly increased to 16.0% of total net revenue, compared to 15.6% a year ago.  Selling and marketing expenses of $8.7 million in the first quarter of 2013 accounted for 10.3% of total net revenue, unchanged from a year ago.

Operating Income

Income from operations in the first quarter of 2013 was $1.7 million, compared to loss from operations of $0.6 million for the first quarter of 2012. Non-GAAP income from operations for the first quarter in 2013 was $2.7 million, compared to $0.3 million for the first quarter of 2012.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first quarter of 2013 increased to $2.0 million, compared to $0.6 million in the first quarter of 2012. Diluted net income attributable to Xueda Education Group per ADS for the first quarter of 2013 was $0.03, compared to $0.01 for the first quarter of 2012.

Non-GAAP net income attributable to Xueda Education Group for the first quarter of 2013 was $3.0 million, compared to $1.5 million for the first quarter of 2012. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the first quarter of 2013 was $0.05, compared to $0.02 for the first quarter of 2012.

Cash and Cash Flow

As of March 31, 2013, the Company had cash, cash equivalents and short-term investments totaling $238.1 million, compared to $215.4 million (net of dividends payable) as of December 31, 2012.

Net operating cash flow for the first quarter of 2013 was $23.8 million, compared to $30.7 million for the first quarter of 2012.  Capital expenditures for the first quarter of 2013 were $2.4 million, compared to $7.5 million for the first quarter of 2012.

Business Outlook

For the second quarter of 2013, the Company currently expects:

•                  Net revenue to be in the estimated range of $110 million to $113 million, an increase of 13.6% to 16.7% from the same quarter of the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be in the estimated range of $0.25 to $0.26, an increase of 19.0% to 23.8% from the same quarter of the previous year.  This estimate assumes an effective income tax rate of 20% on non-GAAP income before income tax and weighted average diluted ADSs of 66.3 million.

For the full year 2013, the Company currently reiterates its previously provided guidance:

•                  Net revenue is expected to be in the estimated range of $342.0 to $352.0 million, an increase of 16.6% to 20.0% from the previous year.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a conference call and live webcast at 8:00 p.m. EDT on Thursday, May 16, 2013 (which corresponds to 5:00 p.m. PDT on Thursday, May 16, 2013 and 8:00 a.m. Beijing/Hong Kong Time on Friday, May 17, 2013) to discuss the results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile)	400-620-8038
Conference ID:	40334252

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through May 24, 2013 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	40334252

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. For more information about Xueda, please visit ir.xueda.com.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619

Email: zhouqi_1@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

       +1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars)

	As of
	March 31, 2013	December 31, 2012
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$171,009	$211,944
Short-term investments	67,107	26,126
Prepaid expenses and other current assets	16,996	12,911
Amounts due from related parties	1,637	1,592
Deferred tax assets-current	5,469	4,335
Total current assets	262,218	256,908
Property and equipment, net	38,128	40,616
Acquired intangible assets, net	545	563
Rental deposits	4,559	4,493
Goodwill	3,740	3,729
Available-for-sale securities	4,843	5,125
Other non-current assets	4,465	4,831
Total assets	$318,498	$316,265

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $116,843 and $105,027 as of March 31, 2013 and December 31, 2012, respectively)	116,843	105,027
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $29,126 and $23,051 as of March 31, 2013 and December 31, 2012, respectively)	30,061	25,157
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2013 and December 31, 2012, respectively)	—	22,665
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $5,273 and $4,329 as of March 31, 2013 and December 31, 2012, respectively)	5,273	4,329
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2013 and December 31, 2012, respectively)	347	347
Total current liabilities	152,524	157,525
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $32,879 and $28,765 as of March 31, 2013 and December 31, 2012, respectively)	32,879	28,765
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2013 and December 31, 2012, respectively)	520	607
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $136 and $141 as of March 31, 2013 and December 31, 2012, respectively)	136	141

Total liabilities	186,059	187,038

Total Xueda Education Group’s equity	130,905	127,864
Noncontrolling interests	1,534	1,363
Total equity	132,439	129,227

Total liabilities and equity	$318,498	$316,265

Note: The above financial information as of December 31, 2012 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2012.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended March 31,
	2013	2012

Net revenues	$83,901	$67,166
Cost of revenues(1)	(60,181)	(50,369)
Gross profit	23,720	16,797

Operating expenses
General and administrative(1)	(13,387)	(10,509)
Selling and marketing(1)	(8,659)	(6,909)
Total operating expenses	(22,046)	(17,418)

Income (Loss) from operations	1,674	(621)
Interest income	1,559	1,521
Income before income tax expenses	3,233	900
Income tax expense	(1,046)	(284)

Net income	2,187	616
Noncontrolling interests, net of taxes	(170)	—
Net income attributable to Xueda Education Group	2,017	616

Net income attributable to Xueda Education Group per ADS:
Net income attributable to Xueda Education Group
Basic	0.03	0.01
Diluted	0.03	0.01

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	65,260,387	66,289,929
Diluted	65,410,862	66,702,505

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Share-based compensation expenses included in:
Cost of revenues	$1	$2
Selling and marketing expenses	1	1
General and administrative expenses	1,030	892
Total	$1,032	$895

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of US Dollars)

	Three Months Ended March 31,
	2013	2012
Net income	$2,187	$616
Other comprehensive (loss) income, net of tax	(265)	62
Total comprehensive income	$1,922	$678
Comprehensive income attributable to non-controlling interest	(171)	—
Total comprehensive income attributable to Xueda Education Group	$1,751	$678

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars)

	Three Months Ended March 31,
	2013	2012

Cost of revenues	$(60,181)	$(50,369)
Share-based compensation expense included in cost of revenues	1	2
Non-GAAP cost of revenues	(60,180)	(50,367)

General and administrative expenses	(13,387)	(10,509)
Share-based compensation expense included in general and administrative expenses	1,030	892
Non-GAAP general and administrative expenses	(12,357)	(9,617)

Selling and marketing expenses	(8,659)	(6,909)
Share-based compensation expense included in selling and marketing expenses	1	1
Non-GAAP selling and marketing expenses	(8,658)	(6,908)

Total operating costs and expenses	(82,227)	(67,787)
Share-based compensation expenses	1,032	895
Non-GAAP operating costs and expenses	(81,195)	(66,892)

Gross profit	23,720	16,797
Share-based compensation expenses	1	2
Non-GAAP gross profit	23,721	16,799

Income (Loss) from operations	1,674	(621)
Share-based compensation expenses	1,032	895
Non-GAAP income from operations	2,706	274

Net income attributable to Xueda Education Group	2,017	616
Share-based compensation expenses	1,032	895
Non-GAAP net income attributable to Xueda Education Group	3,049	1,511

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.05	0.02
Diluted	0.05	0.02

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,260,387	66,289,929
Diluted	65,410,862	66,702,505